UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                          AK Steel Holding Corporation
                 ----------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
               ---------------------------------------------------
                         (Title of Class of Securities)

                                    001547108
                                -----------------
                                 (CUSIP Number)

                                December 31, 2006
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |X| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

CUSIP No. 001547108                                 13G
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1) NAMES OF REPORTING PERSONS                               JGD Management Corp.

   IRS IDENTIFICATION NO. OF
ABOVE PERSONS (ENTITIES ONLY)                                   EIN:  13-3633324
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|
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3) SEC USE ONLY
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4) CITIZENSHIP OR PLACE OF ORGANIZATION                                 Delaware
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NUMBER OF             5)  SOLE VOTING POWER                           11,000,000
SHARES                ----------------------------------------------------------
BENEFICIALLY          6)  SHARED VOTING POWER                                -0-
OWNED BY              ----------------------------------------------------------
EACH                  7)  SOLE DISPOSITIVE POWER                      11,000,000
REPORTING             ----------------------------------------------------------
PERSON WITH           8) SHARED DISPOSITIVE POWER                            -0-
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9)  AGGREGATE AMOUNT BENEFICIALLY OWNED                               11,000,000
    BY EACH REPORTING PERSON
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10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS)                                        |_|
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11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    Approximately 10.0%
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12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                               CO
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                                  Page 2 of 6

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Item 1(a).          Name of Issuer:                 AK Steel Holding Corporation
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Item 1(b).          Address of Issuer's Principal Executive Offices:

                    703 Curtis Street
                    Middletown, Ohio 45043
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Item 2(a).          Name of Person Filing:

                          This Schedule is being filed by JGD Management
                    Corp. ("JGD"), a Delaware corporation, with respect to 795,830 shares of Common Stock directly owned by York Capital Management, L.P. ("York Capital"), a Delaware limited partnership; 2,905,987 shares of Common Stock directly owned by York Investment Limited ("York Investment"), a corporation organized under the laws of the Commonwealth of The Bahamas; 1,518,435 shares of Common Stock directly owned by York Select, L.P. ("York Select"), a Delaware limited partnership; 1,500,322 shares of Common Stock directly owned by York Select Unit Trust ("York Select Trust"), a trust organized under the laws of the Cayman Islands; 1,161,944 shares of Common Stock directly owned by York Global Value Partners, L.P. ("York Global Value"), a Delaware limited partnership; 2,699,953 shares of Common Stock directly owned by York European Opportunities Master Fund, L.P. ("York European Opportunities"), a Cayman Islands exempted limited partnership; 100,000 shares of Common Stock directly owned by York Enhanced Strategies Fund, LLC ("York Enhanced Strategies"), a Delaware limited liability company; and 317,529 shares of Common Stock directly owned by certain other accounts ("Managed Accounts").

                    The general partners of York Capital, York Select, York Global Value and York European Opportunities and the
                    managers of York Investment, York Select Trust and York Enhanced Strategies have delegated certain management and administrative duties of such funds to JGD. JGD also manages the Managed Accounts. Accordingly, JGD may be
                    deemed to have beneficial ownership over the shares of
                    Common Stock reported in this Schedule.
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Item 2(b).          Address of Principal Business Office or, if None, Residence:

                    The principal business office address of JGD is:

                    c/o York Capital Management
                    767 Fifth Avenue
                    17th Floor
                    New York, New York 10153

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Item 2(c).          Citizenship:

                    The place of organization of JGD is Delaware.
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Item 2(d).          Title of Class of Securities:  Common Stock, par value
                                                   $0.01 per share
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Item 2(e).          CUSIP Number:                                      001547108
--------------------------------------------------------------------------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            (a) |_| Broker or dealer registered under section 15 of the Act
                    (15 U.S.C.78o).
            (b) |_| Bank as defined in section 3(a)(6) of the Act
                    (15 U.S.C. 78c).
            (c) |_| Insurance company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c).
            (d) |_| Investment company registered under section 8 of the
                    Investment  Company Act of 1940 (15 U.S.C 80a-8).
            (e) |X| An investment adviser in accordance with ss.240.13d-1(b)(1)
                    (ii)(E);
            (f) |_| An employee benefit plan or endowment fund in accordance
                    with ss.240.13d-1(b)(1)(ii)(F);
            (g) |_| A parent holding company or control person in accordance
                    with ss.240.13d-1(b)(1)(ii)(G);
            (h) |_| A savings associations as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);
            (i) |_| A church plan that is excluded from the definition of
                    an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
            (j) |_| Group, in accordance with ss.240.13d-1 (b)(1)(ii)(J).

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Item 4.     Ownership.

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:                                    11,000,000

    (b) Percent of class:                                                  10.0%

    (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote                11,000,000

          (ii) Shared power to vote or to direct the vote                    -0-

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

          (iii) Sole power to dispose or to direct the disposition of 11,000,000

          (iv) Shared power to dispose or to direct the disposition of       -0-

      The number of shares beneficially owned and the percentage of outstanding shares represented thereby for JGD have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on 110,265,266 shares of Common Stock outstanding as of October 27, 2006, as reported in issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2006.
--------------------------------------------------------------------------------

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_| .

--------------------------------------------------------------------------
Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this statement as beneficially owned by JGD is held by York Capital, York Investment, York Select, York Select Trust, York Global Value, York European Opportunities, York Enhanced Strategies or the Managed Accounts, as the case may be, all of which are the advisory clients of JGD. JGD itself disclaims beneficial ownership of all shares of Common Stock reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.
--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable.
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Item 8.     Identification and Classification of Members of the Group.

            Not Applicable.
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Item 9.     Notice of Dissolution of Group.

            Not Applicable.
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                                  Page 5 of 6

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Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                    SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:  February 14, 2007
                                          JGD MANAGEMENT CORP.



                                          By:    /s/ Adam J. Semler
                                              ----------------------------------
                                          Adam J. Semler
                                          Chief Financial Officer



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